
December 14, 2022

Matt Lopez
Chief Financial Officer
Strategic Student & Senior Housing Trust, Inc.
19900 MacArthur Blvd, Suite 250
Irvine, CA 92612

> **Re: Strategic Student & Senior Housing Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 22, 2022**
> **File No. 333-220646**

Dear Matt Lopez:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction